Contacts:

Lorus Therapeutics Inc.

            Media Contact:

                        US Investor Relations

Bruce Rowlands

Eliza Walsh / Amy Banek

Tim Clemensen

Senior Vice President

Mansfield Communications

Rubenstein Investor Relations

(416) 798-1200 ext. 338

(416) 599-0024 / (212) 370-5045

(212) 843-9337

browlands@lorusthera.com

eliza@mcipr.com/ amy@mcipr.com

tim@rir1.com

TSX:         LOR

AMEX:     LRP

LORUS THERAPEUTICS REPORTS SECOND QUARTER RESULTS

FOR FISCAL YEAR 2005

TORONTO, CANADA – January 11, 2005 – Lorus Therapeutics Inc. (“Lorus”) today reported financial results for the three and six-month periods ended November 30, 2004.  Unless specified otherwise, all amounts are in Canadian dollars.

SEPTEMBER 1, 2004 TO DATE HIGHLIGHTS

  On October 7, 2004, Lorus announced the closing of the first tranche of a $15 million private placement of convertible secured debentures with The Erin Mills Investment Corporation (TEMIC).  The proceeds of the private placement will be used to finance the Company's research and development and on-going operations. Pursuant to the terms of the private placement, Lorus has issued to TEMIC a convertible debenture in the principal amount of $5 million maturing October 6, 2009. TEMIC has agreed to purchase two additional secured convertible debentures, each in the principal amount of $5 million, on each of January 14, 2005 and April 15, 2005.

  Signed a commercial supply agreement with Diagnostic Chemicals Limited operating as BioVectra dcl (BioVectra) for the commercial manufacture of Virulizin(R). Lorus successfully completed the technology transfer process to BioVectra, which is critical to the commercialization of Virulizin(R). Moving forward, Lorus will scale up to commercial batch size by the fourth quarter of fiscal 2005.

  Announced clinical results of a study in metastatic renal cell carcinoma with GTI-2040 in combination with capecitabine.  Of 29 patients reported all had advanced metastatic renal cell cancer that had either failed or were ineligible for standard therapies. Data presented from the ongoing clinical study reported that more than 50 per cent of patients showed disease stabilization. Best tumor shrinkages included a 39 per cent reduction in a patient with a partial response and a 23 per cent reduction in a patient who had durable stabilization of disease of 10 months duration.

  Initiation of the sixth in a series of six clinical trial studies sponsored and funded by the US National Cancer Institute (NCI) of our antisense drug, GTI-2040, in combination with docetaxel and prednisone in hormone refractory prostate cancer (HRPC) at Princess Margaret Hospital in Toronto.

  Allowed a patent by the Canadian Patent Office entitled "Antitumor Antisense Sequences Directed Against R1 and R2 Components of Ribonucleotide Reductase." The patent protects Lorus’ antisense molecules that target R1 and R2, including its lead anticancer drugs in the clinic, GTI-2040 and GTI-2501.

“As we move into the second half of fiscal 2005, we are pleased with our progress to date.  Not only has Lorus continued to advance along the path toward commercialization with our lead immunotherapeutic drug Virulizin(R) through the fully enrolled global clinical trial and the successful technology transfer and commercial supply agreement with Biovectra, but we have continued to make progress with our GTI-2040 clinical trials.” said Dr. Jim Wright, President and CEO. “The promising interim results of our GTI-2040 phase II clinical trial in renal cell carcinoma and the initiation of the sixth NCI clinical trial indicate that Lorus is well positioned with multiple clinical drugs that have demonstrated positive clinical results.”

FINANCIAL RESULTS

Net loss for the three months ended November 30, 2004 totaled $5.9 million ($0.03 per share) compared to a loss of $6.0 million ($0.03 per share) for the same period last year. For the six-month period ended November 30, 2004, the net loss totaled $12.2 million ($0.07 per share) compared to $14.2 million ($0.08 per share) for the comparable period last year.   The year to date decrease in net loss is due primarily to a reduction of $4.0 million in research and development expenses offset by lower revenues and interest income of $601,000 and $426,000 respectively, and a non cash charge for the recognition of stock-based compensation expense in fiscal 2005 of $861,000 resulting from the adoption of Canadian Institute of Chartered Accountants [“CICA”] revised Handbook Section 3870, ‘Stock-Based Compensation and Other Stock-Based Payments’ effective June 1, 2004.

Revenue has decreased to $3,000 for the six months ended November 30, 2004 compared with $604,000 for the same period in 2003.  The decrease is primarily due to a $546,000 license fee received in the prior year related to the out-licensing of our clotrimazole analog library to Cyclacel Ltd.  In addition, Lorus did not have any revenue for the six-month period ending November 30, 2004 related to the sale of Virulizin(R) in Mexico compared with $58,000 in the prior year.

Research and development expenses for the three months ended November 30, 2004 decreased to $3.8 million compared to $5.6 million for the same period last year. For the six months ended November 30, 2004, research and development expenses decreased to $8.9 million compared to $12.8 million for the same period last year.  The decrease in research and development activities relates primarily to lower clinical trial costs for the fully enrolled Phase III trial of Virulizin(R) in comparison to the prior year when significant start up costs were incurred.  Secondly, the initial costs of supplying the GTI-2040 drug to the NCI for the NCI sponsored phase II clinical trial program were incurred entirely in Q1 of 2004, for which Lorus continues to have a sufficient supply on hand for the clinical studies underway.

Stock-based compensation expense of $650,000 for the three months ended November 30, 2004 and $861,000 for the six month period ended November 30, 2004 represents the amortization of the estimated fair value of stock options granted since June 1, 2002 applicable to the current service period as well as a one time charge of $207,000 recorded in the second quarter of 2005 representing the increase in value attributed to the November 18, 2004 shareholder approved amendment to the stock option plan to extend the contractual life of all options outstanding from five years to ten years.

The retroactive application of CICA Handbook Section 3870 with respect to recognition of stock compensation expense for the cumulative effect of the fair value of stock based awards for the 2003 and 2004 fiscal years resulted in a $2.8 million charge to the deficit and credit to the additional paid-in capital account on June 1, 2004. Prior periods were not restated.

Lorus recognized non-cash interest expense of $39,000 for the three and six-month period ended November 30, 2004, representing interest at a rate of prime +1% on the first tranche of the convertible debenture of $5 million received on October 6, 2004.  The interest accrued on the debenture during the quarter was paid in common shares of the Company.

Accretion in the carrying value of the convertible debenture amounted to $58,000 for the three and six months ended November 30, 2004.  This amount reflects the accretion charge from the date of issue (October 6, 2004) to the end of the quarter.  This accretion charge arises as under Canadian GAAP, the Company has allocated the proceeds of the convertible debenture to the debt and equity instruments issued on a relative fair value basis resulting in the value of the $5.0 million convertible debenture having a carrying value of $3.1 million at inception.  Each reporting period, the Company is required to accrete the carrying value of the convertible debenture such that at maturity on October 6, 2009, the carrying value of the debenture will be its face value of $5.0 million.  The debenture is convertible into common shares of Lorus at $1.00 per common share.

Interest income for the three months ended November 30, 2004 was $136,000, compared with $314,000 for the same period in the prior year. For the six-month period, interest income was $281,000 in fiscal 2005 compared to $707,000 for the same period last year.  The decrease is attributable to a lower cash and short-term investment balance during the first half of 2005.

Cash used in operating activities before net change in non-cash working capital was $4.6 million for the three months ended November 30, 2004 compared to $5.5 million in the prior year.  For the six month period ended November 30, 2004 cash used in operating activities before net change in non-cash working capital totaled $10.1 million compared with $13.1 million in the prior year.  The decrease is due to lower research and development expenditures year to date.

At November 30, 2004 Lorus had cash and cash equivalents and short-term investments totaling $19.6 million compared to $26.7 million at May 31, 2004. Working capital was $16.2 million at November 30, 2004 compared to $22.6 million at May 31, 2004.  Pursuant to the $15 million convertible debenture agreement, Lorus will receive the remaining $10 million in two installments of $5 million on each of January 14, and April 15, 2005.

Lorus Therapeutics Inc.
Consolidated Statements of Loss and Deficit (unaudited)

	Three	Three	Six	Six
(amounts in 000's except for per common share data)	months ended	months ended	months ended	months ended
(Canadian Dollars)	Nov. 30, 2004	Nov. 30, 2003	Nov. 30, 2004	Nov. 30, 2003
REVENUES	$ 1	$ 575	$ 3	$ 604
EXPENSES
Cost of Sales	1	26	1	26
Research and development	3,838	5,586	8,887	12,849
General and administrative	1,333	1,176	2,358	2,407
Stock-based compensation	650	-	861	-
Interest expense	39	-	39	-
Accretion in carrying value of secured convertible debenture	58	-	58	-
Amortization of deferred financing charges	19	-	19	-
Depreciation and amortization	144	99	251	198
Operating Expenses	6,082	6,887	12,474	15,480
Interest income	(136)	(314)	(281)	(707)
Loss for the period	5,945	5,998	12,190	14,169
Deficit, beginning of period, as previously reported	130,826	99,674	121,804	91,503
Impact of change in accounting for stock options	-	-	2,777	-
Deficit, as restated	$ 136,771	$ 105,672	$ 136,771	$ 105,672
Basic and diluted loss per common share	$ 0.03	$ 0.03	$ 0.07	$ 0.08
Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per share	172,000	171,901	171,896	171,537

Media, members of the financial community and shareholders are invited to listen to the Company's quarterly earnings presentation through an audio web cast on the Company's website at www.lorusthera.com on Thursday January 13, 2005.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone or in combination, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical developments and marketing may be done in cooperation with strategic pharmaceutical partners.  Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR and on the American Stock Exchange under the symbol LRP. Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.

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